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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           THE A CONSULTING TEAM, INC.
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                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)



                                   000881 10 2
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                                 (CUSIP Number)

                                 RICHARD FALCONE
                           THE A CONSULTING TEAM, INC.
                                 77 BRANT AVENUE
                                    SUITE 320
                             CLARK, NEW JERSEY 07066
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                JANUARY 21, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                          Page 2

                                  SCHEDULE 13D
------------------- ------------------------------

CUSIP NO.           000881 10 2
------------------- ------------------------------

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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Shmuel BenTov
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)  [_]

               (b)  [_]
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3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)


          PF
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          United States and Israel (dual citizenship)
--------- ----------------------------------------------------------------------
   NUMBER OF      7      SOLE VOTING POWER

     SHARES              A aggregate of 1,028,448 shares of common stock
                         (including 132,576 shares of Series A preferred stock,
  BENEFICIALLY           which are currently convertible at the option of the
                         holder) See Item 5
    OWNED BY      ------ -------------------------------------------------------
                  8      SHARED VOTING POWER
      EACH
                         3,750
   REPORTING      ------ -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER
     PERSON
                         A aggregate of 1,028,448 shares of common stock
      WITH               (including 132,576 shares of Series A preferred stock,
                         which are currently convertible at the option of the
                         holder) (See Item 5)
                  ------ -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         3,750
----------------- ------ -------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          A aggregate of 1,032,198 shares of common stock (including 132,576 shares of Series A preferred stock, which are currently convertible at the option of the holder) (See Item 5)
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          [-]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.9% (See Item 5)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------
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                                                                          Page 3

ITEM 1. SECURITY AND ISSUER

         The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.01 per share (the "Common Stock"), of The A Consulting Team, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 77 Brant Avenue, Suite 320, Clark, New Jersey 07066.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Shmuel BenTov (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is 77 Brant Avenue, Suite 320, Clark, New Jersey 07066.

(c) The Reporting Person's present principal occupation is Chairman, Chief Executive Officer and President of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a citizen of both the United States and Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

        Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

         In connection with a change in control of the Issuer, on January 21, 2005, Oak Finance Investments Ltd., a British Virgin Islands company (the "Buyer"), and the Reporting Person, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, the Reporting Person has agreed to sell, and the Buyer has agreed to purchase, 1,024,697 shares of common stock beneficially owned by the Reporting Person at a purchase price of $10.25 per share of common stock (the "Common Shares"), provided, that if Issuer does not pay a dividend on the Common Shares of $0.75 per Common Share on or prior to the date that the transactions contemplated by the Stock Purchase Agreement are consummated, then the price of the Common Shares payable to the Reporting Person shall be increased by the amount of the difference between $0.75 and the amount of any dividend actually paid (the "Stock Purchase Transaction"). Prior to the consummation of the Stock Purchase Transaction, the Reporting Person is required to convert all shares of preferred stock of Issuer owned by him into Common Shares. The consummation of the transactions contemplated by the Stock Purchase Agreement is subject to the consummation of the Exchange Transaction and the Company Stock Purchase Transaction (both as defined below).

         In connection with the Stock Purchase Agreement, on January 21, 2005, the Issuer entered into (i) a Share Exchange Agreement with Vanguard Info-Solutions Corporation ("Vanguard"), the stockholders of Vanguard named therein and the authorized representative named therein (the "Share Exchange Agreement"), pursuant to which, the Issuer has agreed to acquire all of the issued and outstanding shares of capital stock of Vanguard in exchange for an aggregate of 7,312,796 Common Shares (the "Exchange Transaction") and (ii) a Stock Purchase Agreement with the Buyer (the "Company Stock Purchase
Agreement"), pursuant to which the Issuer has (a) agreed to sell, and the Buyer has agreed to purchase, 625,000 Common Shares at a purchase price of $8.00 per Common Share (the "Company Stock Purchase Transaction") and (b) granted to the Buyer, or an assignee of the Buyer, an option to purchase an additional 625,000 Common Shares at a purchase price of $8.00 per Common Share within 120 days of the consummation of the transactions contemplated by the Company Stock Purchase Agreement.
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                                                                          Page 4

         Except as described in the Stock Purchase Agreement, the Exchange Agreement and the Company Stock Purchase Agreement, the Reporting Person does not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person currently owns 1,032,198 shares of common stock of the Issuer, which includes: (i) an aggregate of 27,454 shares of common stock owned by the Reporting Person's two minor children, for whom he acts as custodian;
(ii) 3,750 shares of common stock held of record by the Reporting Person's spouse; (iii) 7,500 shares of common stock issuable upon exercise of currently exercisable options; and (iv) 132,576 shares of common stock currently issuable upon conversion of 530,304 shares of Series A Preferred Stock.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares, with the exception of the 3,750 Common Shares held of record by the Reporting Person's spouse.

(c) On January 21, 2005, the "Buyer and the Reporting Person, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, the Reporting Person has agreed to sell, and the Buyer has agreed to purchase, 1,024,697 shares of common stock beneficially owned by the Reporting Person at a purchase price of $10.25 per Common Share, provided, that if Issuer does not pay a dividend on the Common Shares of $0.75 per Common Share on or prior to the date that the transactions contemplated by the Stock Purchase Agreement are consummated, then the price of the Common Shares payable to the Reporting Person shall be increased by the amount of the difference between
$0.75 and the amount of any dividend actually paid (the "Stock Purchase Transaction"). Prior to the consummation of the Stock Purchase Transaction, the Reporting Person is required to convert all shares of preferred stock of Issuer owned by him into Common Shares. Upon the sale of the Issuer's outstanding common stock and the common stock of his spouse, the Reporting Person will beneficially own less than 1% of the Issuer's outstanding Common Stock.
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                                                                          Page 5

         Except as disclosed above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

(d) Not applicable.

(e) Upon the closing of the sale of the Issuer's outstanding common stock and the common stock of his spouse (the "Closing"), the Reporting Person will beneficially own less than 1% of the Issuer's outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            On January 21, 2005, the Reporting Person and the Buyer entered into a Principal Shareholder's Agreement (the "Voting Agreement") in connection with their execution and delivery of the Stock Purchase Agreement. Pursuant to the Voting Agreement, the Reporting Person has agreed to, among other things, vote all of the Common Shares beneficially owned by him (excluding 3,750 Common Shares beneficially owned by the Reporting Person that are held of record by Ronit BenTov, the spouse of the Reporting Person) in favor of the Stock Purchase Transaction at any meeting of the holders of any class or classes of capital stock of Issuer called to approve such transactions (or any written consents distributed in lieu of a meeting). The Reporting Person has also granted the Buyer an irrevocable proxy to, among other things, vote all Common Shares beneficially owned by him (excluding 3,750 Common Shares beneficially owned by the Reporting Person that are held of record by Ronit BenTov, the spouse of the Reporting Person) in favor of the Stock Purchase Transaction at any meeting of the holders of any class or classes of capital stock of Issuer. In addition, the Reporting Person has agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect thereto, any of the Common Shares beneficially owned by him, (ii) take any action that would have the effect of preventing or interfering with the performance by the Reporting Person of his obligations under the Voting Agreement or (iii) directly or indirectly, solicit, facilitate, participate in or initiate any inquiries or proposals that constitute or may reasonably be expected to lead to any sale of the Reporting Person's Common Shares. The Voting Agreement shall terminate on the Closing or upon the termination of the Voting Agreement, the Stock Purchase Agreement or the Company Stock Purchase Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Stock Purchase Agreement between Oak Financial Investments Limited, a British Virgin Islands company, and Shmuel BenTov, dated as of January 21, 2005 (incorporated by reference to Form 8-K of the Issuer, filed with the Securities and Exchange Commission on January 26, 2005)

Exhibit 99.2 Principal Shareholder's Agreement between Oak Financial Investments Limited, a British Virgin Islands company, and Shmuel BenTov, dated as of January 21, 2005 (incorporated by reference to Form 8-K of the Issuer, filed with the Securities and Exchange Commission on January 26, 2005)

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                                                                          Page 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 28, 2005


/s/ Shmuel BenTov
-----------------
Shmuel BenTov